EXHIBIT 23(a)
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3 No. 333-XXXXX) and related Prospectus of Eaton Corporation for the registration of debt securities, preferred shares, common shares, debt warrants, debt warrants with debt securities as units and debt warrants with preferred shares as units and to the incorporation by reference therein of our reports dated February 11, 2005, with respect to the consolidated financial statements of Eaton Corporation, Eaton Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Eaton Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2004, filed with the Securities and Exchange Commission and in its Annual Report to Shareholders.

/s/ Ernst & Young LLP
Cleveland, Ohio
December 12, 2005